                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 1)

                             Spatial Technology Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    847246105
                            -------------------------
                                 (CUSIP Number)

                             Michael L. Platt, Esq.
                               Cooley Godward LLP
                                2595 Canyon Blvd
                                   Suite 250
                            Boulder, Colorado 80302
                                 (303) 546-4000
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               February 23, 2000
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued in following pages)


                              (Page 1 of 6 Pages)


--------------------------------------------------------------------------------------------------------------------------------

CUSIP NO.  847246105                                              13D                      PAGE 2 OF 83
--------------------------------------------------------------------------------------------------------------------------------

   1
            NAME OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   William E. Turcotte II

   -----------------------------------------------------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
   -----------------------------------------------------------------------------------------------------------------------------
   3        SEC USE ONLY
   -----------------------------------------------------------------------------------------------------------------------------
   4        SOURCE OF FUNDS
                   OO
   -----------------------------------------------------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
   -----------------------------------------------------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.
   -----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF           7       SOLE VOTING POWER
                                              588,350 shares (includes 50,000 shares issuable upon exercise of options
             SHARES           exercisable within 60 days of March 1, 2000).

          BENEFICIALLY         -------------------------------------------------------------------------------------------------
                               8       SHARED VOTING POWER
            OWNED BY                          0

              EACH
                               -------------------------------------------------------------------------------------------------
           REPORTING           9       SOLE DISPOSITIVE POWER
                                               588,350 shares (includes 50,000 shares issuable upon exercise of options
             PERSON                            exercisable within 60 days of March 1, 2000).
                               -------------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                              0

   -----------------------------------------------------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   588,350 shares (includes 50,000 shares issuable upon exercise of options
                   exercisable within 60 days of March 1, 2000).                                                      [ ]
   -----------------------------------------------------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   -----------------------------------------------------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  5.16%
   -----------------------------------------------------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
                   IN
   -----------------------------------------------------------------------------------------------------------------------------





                              (Page 2 of 6 Pages)

ITEM 1.   SECURITY AND ISSUER

This Amendment No. 1 to the statement on Schedule 13D filed January 4, 1999, relates to the Common Stock, $0.01 par value per share (the "COMMON STOCK"), of Spatial Technology Inc., a Delaware corporation ("SPATIAL"). The principal executive offices of Spatial are located at 2425 55th Street, Suite 100, Boulder, Colorado 80301.

ITEM 2.   IDENTITY AND BACKGROUND

       (a) The name of the person filing this statement is William E. Turcotte II (the "REPORTING PERSON").

       (b) Residence or business address: 2425 55th Street, Suite 100 Boulder, Colorado 80301.

       (c) Name and present principal occupation or employment of Reporting
       Person: William E. Turcotte II, Vice President, Interoperability Solutions of Spatial Technology Inc., 2425 55th Street, Suite 100 Boulder, Colorado 80301.

       (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

       (f) William E. Turcotte II is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

(a) During the period April 28, 1999 through February 23, 2000 the Reporting Person disposed of an aggregate of 121,650 shares pursuant to open market sales and gifted an additional 5,000 shares of the Issuer's Common Stock held by him (or 1% of Spatial's total outstanding Common Stock).



                              (Page 3 of 6 Pages)

       (b) Not applicable.

       (c) Not applicable.

       (d) None.

       (e) None.

       (f) None.

       (g) None.

       (h) None.

       (i) None.

       (j) Other than as described above, Spatial currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Spatial reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

       (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1.

             588,350 shares (includes 50,000 shares
             issuable upon exercise of options
             exercisable within 60 days of
             March 1, 2000).

             5.16%

       (b) Number of shares beneficially owned by the Reporting Person:

             Sole Voting Power          588,350 shares (includes 50,000 shares
                                        issuable upon exercise of options
                                        exercisable within 60 days of
                                        March 1, 2000).

             Shared Voting Power        0

             Sole Dispositive Power     588,350 shares (includes 50,000 shares
                                        issuable upon exercise of options
                                        exercisable within 60 days of
                                        March 1, 2000).

             Shared Dispositive Power   0


                              (Page 4 of 6 Pages)

       (c) The Reporting Person has effected the following transactions in Spatial Common Stock during the past 60 days:

                        NUMBER OF                   WHERE AND HOW THE
                       SECURITIES     PRICE          TRANSACTION WAS
DATE OF TRANSACTION     INVOLVED     PER SHARE          EFFECTED.
     04/28/99            5,000        $3.25         Open market sale
     05/05/99              200        $3.25         Open market sale
     05/11/99            1,100        $3.00         Open market sale
     05/12/99            3,900        $3.00         Open market sale
     05/13/99            4,800        $3.25         Open market sale
     05/17/99              900        $3.25         Open market sale
     05/19/99              800        $3.25         Open market sale
     05/20/99            3,300        $3.25         Open market sale
     05/21/99            2,500        $3.75         Open market sale
     05/21/99            7,500        $3.85         Open market sale
     05/27/99            5,000        $3.5625       Open market sale
     08/13/99            5,000        $3.75         Open market sale
     08/16/99            3,000        $3.75         Open market sale
     08/17/99            2,000        $3.75         Open market sale
     08/19/99              100        $3.75         Open market sale
     08/24/99            5,000        $3.625        Open market sale
     08/31/99              700        $3.75         Open market sale
     11/05/99            5,000        $3.3875       Open market sale
     11/05/99            5,000        $3.375        Open market sale
     11/15/99            5,000        $3.3125       Open market sale
     11/19/99            5,000        $3.75         Open market sale
     11/22/99            4,000        $3.875        Open market sale
     11/24/99            5,000        $3.878        Open market sale
     11/29/99            2,100        $4.50         Open market sale
     12/10/99            5,000        $0.00         Gift
     02/04/00              600        $5.125        Open market sale
     02/07/00            1,500        $4.875        Open market sale
     02/09/00            2,900        $5.25         Open market sale
     02/11/00            1,500        $5.375        Open market sale
     02/15/00            5,000        $5.50         Open market sale
     02/22/00           10,000        $6.89         Open market sale
     02/23/00            7,000        $7.28         Open market sale
     02/25/00            3,000        $6.50         Open market sale
     02/28/00            3,250        $5.875        Open market sale
     02/29/00            5,000        $6.00         Open market sale
                    ----------
     TOTAL:            126,650

       (d) Not applicable.

       (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Spatial, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.          DESCRIPTION

99.1* Stock Purchase Agreement, dated as of December 23, 1998, by and among Spatial Technology Inc., a Delaware corporation, InterData Access, Inc., an Illinois corporation, and the Selling Shareholders named therein.

99.2* Escrow Agreement dated as of December 23, 1998, by and among Spatial Technology Inc., a Delaware corporation, the Selling Shareholders named therein and Norwest Bank, Colorado N.A., as escrow agent.

99.3* Affiliate Agreement dated as of December 23, 1998, by each of the Selling Shareholders for the benefit of Spatial Technology Inc.


------------
* Filed as an exhibit to the Schedule 13D, filed on January 4, 1999 and incorporated herein by reference.



                              (Page 5 of 6 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 8, 2000               REPORTING PERSON:


                                      /s/ William E. Turcotte II
                                    --------------------------------------
                                          William E. Turcotte II





                              (Page 6 of 6 Pages)